March 27, 2009

VIA EDGAR AND TELEFAX
(202) 772-9210

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:	Goldspring, Inc.
Form 10-KSBfor Fiscal Year Ended December 31, 2007, As Amended
Filed December 10, 2008
Form 10-Q Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
Response Letter Dated February 26, 2009
File No. 000-32429

Dear Ms. Davis:

Pursuant to your request, find below draft disclosure for your review and comment for the following items: 1.) Restatement of 2007 Consolidated Financial Statements 2.). ITEM 9A(T). CONTROLS AND PROCEDURES, and 3.) Share Based Compensation.   In addition, find below our response to our conversation regarding Item 4.02(a).  Once again, we thank you for taking time out of your busy schedule yesterday to assist us in improving our financial reporting.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

1.  RESTATEMENT OF 2007 CONSOLIDATED FINANCIAL STATEMENTS

After further review, we have decided to expense $378,639 included in the balance for “Other – embedded derivatives” at December 31, 2007.  Although we believe this amount to be immaterial based on our interpretation of SAB 99, we are making the adjustment to maintain the relevance of our reported financial information and to improving its overall usability for our readers.   In addition, the balance after the restatement of $528,350 in “Other – embedded derivatives” has been classified as an adjustment to “Convertible Notes” for comparative reasons.

The effect of the restatement on results of operations and financial position as of and for the year ended December 31, 2007 are as follows:

	As previously
	reported	Restated
Total revenue	$395,541	$395,541
Loss from Operations	(1,188,901)	(1,188,901)
Interest expense	(2,868,455)	(3,247,094)
Net Income	(4,057,356)	(4,435,995)

Other – embedded derivative	$906,989	$-
Total assets	3,675,448	2,768,459
Convertible debt	9,568,239	9,039,889
Total Liabilities	20,876462	20,348,112
Stockholders’ equity	(17,201,014)	(17,579,653)

2.  ITEM 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on the evaluation and the identification of the significant deficiencies in our internal control over financial reporting described below, which we do not believe to be material weaknesses, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting is for the year ended December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and Internal Control over Financial Reporting-Guidance for Smaller Public Companies.

Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting is as of the year ended December 31, 2008. We believe that internal control over financial reporting is effective. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes during the quarter ended December 31, 2008 in our Company's internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) and 15d-15(d) that have material affected, or are reasonably likely to materially affect, our internal controls over our financial reporting.

 3.  SHARE BASED COMPENSATION

Effective 2006, the Company adopted a stock option and incentive plan (“2006 Plan”), which provided for a maximum of 800,000,000 shares of common stock to be issued.  Under the plan, stock options generally vest over three and expire in ten years from the date of the grant.  Options are granted to employees and non-employee directors at exercise prices equal to the fair market value at the date of the grant.

As of January 01, 2008, Goldspring Inc had 3,378,948,371 outstanding common shares and 10,000,000 outstanding Standard Employee Options and Warrants to acquire company shares, of which 10,000,000 of these derivatives were vested and exercisable. During the period ended December 31, 2008, 10,000,000 of these derivatives were exercised. Standard Employee Options and Warrants outstanding at December 31, 2008 were 182,000,000. No Standard Employee Options and Warrants expired during the period ended December 31, 2008. Outstanding common shares totaled 3,380,948,371 at December 31, 2008.

The Company recognizes stock based compensation expense over the requisite service period of the individual grant, which generally equals the vesting period.  The plan entitles the holder to shares of common stock when the award vests.   Awards generally vest ratably over three years.  The fair value of the award is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable vesting period using the straight-line method.  The Company uses newly issued shares of common stock to satisfy option exercises and stock awards.

The fair value of each grant was estimated at the date of the grant using the Black-Scholes option pricing model.  Black-Scholes utilizes assumptions related to volatility, the risk free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid, nor anticipates paying any, cash dividends and employee exercise behavior.  Expected volatilities utilized in the model are based mainly on the historical volatility of the Company’s stock price and other factors.

The following is a summary of the assumptions used and the weighted average grant-date fair value of the stock options granted during the fiscal years ended December 31, 2008 and 2007.

	2008	2007
Expected volatility	199%	206%
Expected term (years)	5.14	5.70
Risk free rate	3.09%	3.67%
Dividend Yield	0.0%	0.0%
Weighted average grant date fair value	$0.01	$0.01

Compensation expense for stock options is recognized using the fair value when the stock options are granted and is amortized over the options' vesting period. During the 12 month ended December 31, 2008, $2,305,102 was recognized as compensation expense in the consolidated statements of loss with a corresponding increase in contributed surplus. As at December 31, 2008, 182,000,000 stock options were exercisable and the weighted average years to expiration were 9.3 years.

A summary of the option activity under the Company’s share base compensation plan for the fiscal years ended December 31, 2008 and 2007 is as follows:

	2008 Options	2008 Weighted Average Exercise Price	2007 Options	2007 Weighted Average Exercise Price
Balance, Beginning of year	10,000,000	$0.00963	0
Granted	182,000,000	$0.011	10,000,000	$0.00963
Exercised	(10,000,000)	$0.00963	0
Forfeited	-		0
Balance, end of year	182,000,000	$0.011	10,000,000	$0.00963
Exercisable at December 31,	170,000,000	$0.0104	10,000,000	$0.00963

The following table sets forth stock options outstanding at December 31, 2008.

Total Outstanding Options:	182,000,000	Total "in-the-money" Outstanding Options:	170,000,000
Average Price of Outstanding Options:	$0.0110	Average Price of "in-the-money" Outstanding Options:	$0.0104
Total Vested Options:	170,000,000	Total "in-the-money" Vested Options:	170,000,000
Average Price of Vested Options:	$0.0104	Average Price of "in-the-money" Vested Options:	$0.0104
Total Unvested Options:	12,000,000	Total "in-the-money" UN-Vested Options:	0

Options Breakdown by Range as at 12/31/2008

Outstanding	Vested

Range	Outstanding Options	Remaining Contractual Life	WA Outstanding Strike Price	Vested Options	Remaining Vested Contractual Life	WA Vested Strike Price
$0.000 to $0.040	182,000,000	9.3819	$0.0110	170,000,000	9.3555	$0.0104
$0.050 to $0.090	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.100 to $0.140	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.150 to $0.190	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.200 to $0.250	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.000 to $0.250	182,000,000	9.3819	$0.0110	170,000,000	9.3555	$0.0104

The total options outstanding at December 31, 2008 had a weighted average remaining life of 9.3 years and an average intrinsic value of $618,000 based upon the closing price of the Company’s common stock of March 20, 2009.  The total options exercisable at December 31, 2008 had a weighted average remaining life of 9.3 years and an average intrinsic value of $618,000 based upon the closing price of the Company’s common stock of March 20, 2009.  The options exercised in 2008 were “cashless options”.  Because the Company maintained a full valuation allowance on our deferred tax assets, it did not recognize any tax benefit related to stock based compensation expense for the year ended December 31, 2007.
The Company had 12,000,000 unvested options outstanding at December 31, 2008 and -0- at December 31, 2007.  The total fair value of options vested during the fiscal years ended December 31, 2008 and 2007 was $2,269,533 and $89,292.  As of December 31, 2008 the remaining unrecognized compensation costs related to unvested options was $248,985.  The weighted average remaining requisite service

4.  Item 4.02(a)

We have not concluded that these financial statements should not be relied upon because of this adjustment and the restatement of the 2007 financial statements; therefore we do not believe there is a reporting obligation under Item 4.02(a) of Form 8-K.  Item 4.02(a) requires disclosure “if the registrant’s board, a committee of the board of directors or the officer or officers of the registrant authorized to take such action…, concludes that any previously issued financial statements … should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20….”   The adjustment required was due to a nonrecurring event on a noncash item.  The adjustment was due to a complex technical issue, which has been addressed for this one, finite item after an analysis and decision made based upon the facts.  Since this adjustment will be nonrecurring and is with respect to this noncash item, the authorized officers believe that it is reasonable for third parties to rely upon the previously issued financial statements as this restatement will not cause any change in actual operating results of the Company.

Again, thank you very much for your time and assistance during this process.  Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.